THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

Milwaukee, Wisconsin

and

RGA REINSURANCE COMPANY

Chesterfield, Missouri

TABLE OF CONTENTS

SECTION		PAGE#

1.	Reinsurance	1

2.	Currency	1

3.	Administration and Expenses	1

4.	Claims	1

5.	Error and Oversight	3

6.	Offset	3

7.	Inspection of Records	3

8.	Insolvency of NML	4

9.	Arbitration	4

10.	Premium Taxes	5

11.	Changes in Circumstances of Reinsurer	5

12.	Choice of Law	5

13.	Assignment and Transfer	5

14.	Publication Prohibited	5

15.	Severability	5

16.	Execution, Duration, and Termination of Agreement	6

17.	Entire Agreement	6

18.	Compliance	6

19.	Waiver	7

20.	Anti-Money Laundering	7

21.	DAC Tax	7

22.	Confidentiality	8

23.	Representations and Warranties	8

0

This Agreement is effective for applications signed on or after March 31, 2013 by and between The Northwestern Mutual Life Insurance Company, Milwaukee, Wisconsin (“NML”) and RGA Reinsurance Company, Chesterfield, Missouri (“Reinsurer”).

Any applicable distribution of the pooling is set forth in the attached Exhibit A.

NML and Reinsurer agree as follows:

1.	Reinsurance

1.1    NML agrees to cede and Reinsurer agrees to accept the risk specified under the terms set forth in this Agreement and its Exhibits.

2.	Currency

2.1    All amounts reinsured under this Agreement and all payments by NML and Reinsurer shall be in United States dollars.

3.	Administration and Expenses

3.1    Reinsurance effected under this Agreement shall be administered by NML in accordance with its reinsurance administrative system which shall include: (a) a monthly accounting statement indicating the net amount of reinsurance premium due; (b) a monthly policy exhibit indicating the amounts of reinsurance in force at the beginning and end of the month and the interim changes except for Excess policies; (c) monthly records of reinsured policies in force, as well as new issues, terminations, and other changes except for Excess policies; and (d) monthly summaries and records of statutory reserves on reinsured policies. NML does not intend to offset premiums with claims as claim reimbursements will be requested on a continuous basis.

3.2    NML will furnish Reinsurer with specimen copies of its application and policy forms, and such tables of rates and values as are reasonably required and requested for proper administration of the business reinsured under this Agreement.

3.3    NML shall bear the expense of all medical examinations, inspection fees, commissions, and other charges incurred in connection with the issuance and maintenance of its policies reinsured under this Agreement.

4.	Claims

4.1    NML shall give Reinsurer prompt notice of each claim submitted on a policy reinsured under this Agreement. Claim proofs accepted by NML will be deemed accepted by and binding upon Reinsurer. In administering claims on policies reinsured under this Agreement, NML shall employ its customary practices and procedures. Reinsurer will pay all claims eligible for coverage under this Agreement. It is NML’s sole decision to determine whether a claim is payable. Upon request, NML will give affected Reinsurer copies of proofs and other documents bearing on a claim.

4.2    Reinsurer shall pay its respective share of each claim (including interest, if any) in one lump sum, regardless of the method of settlement employed by NML under its reinsured policy. Reinsurer’s share shall be due within twenty (20) days of receipt by the Reinsurer of notification by NML that the claim has been settled.

4.3    Reinsurer shall pay its respective share of such interest as is credited or paid by NML on the principal amount of a claim.

4.4    In the event of adjustment by NML in the amount of any claim due to misstatement of age or sex of the insured, reinsurance under this Agreement will be recalculated as of the original policy date based upon the correct age and sex, and reinsurance premiums shall be adjusted retroactively without interest to reflect the correct age and sex. NML and Reinsurer will then participate in the adjusted claim amount, each in the same share as it held before discovery of the misstatement.

4.5    In the event of misstatement of tobacco habits, NML shall have sole authority to rescind the policy or to adjust the policy premiums or benefits accordingly. In the event the policy premium is adjusted, reinsurance premiums shall be retroactively adjusted accordingly without interest; Reinsurer shall retain that portion of the total risk that it held before the discovery of the misstatement, even if it would not have held that share had there been no such misstatement; and each Reinsurer shall pay its respective share of the net settlement made by NML.

4.6    NML and Reinsurer shall bear, according to their share of the risk on the affected policy, related claims expenses incurred in connection with settling claims, including, by way of description only and not limited to, fees and expenses of third parties utilized by NML in connection with claims investigation and litigation (including litigation concerning policy rescission), but not including overhead expenses and compensation of NML’s salaried officers and employees allocated to regular claim procedures, and not including expenses resulting from disputes over the entitlement of beneficiaries to proceeds NML admits are payable. NML may request Reinsurer to pay its share of expenses on a periodic basis before a case is finally resolved.

4.7    NML shall not be required to notify Reinsurer of its intention to contest a claim or assert defenses to a claim under a policy reinsured under this Agreement. Reinsurer shall pay their respective shares of the costs of any such contest or defense, however, including their shares of any costs of a rescission action, but Reinsurer shall not be liable for any extra-contractual damages, exemplary, compensatory or punitive, awarded under statute or otherwise as a result of NML’s actions.

4.8    In the event of rescission, NML shall recover from Reinsurer all reinsurance premiums, net of allowances, on the policy rescinded.

4.9    Reinsurer shall pay NML the Survivorship Waiver Benefit risk amount, also known as Death Waiver Benefit, which is calculated as the present value of the future premiums expected to be waived as a result of the first death of an insured life.

4.10    If NML returns premiums to the policyowner or beneficiary as a result of misrepresentation or suicide of the insured, Reinsurer will refund all reinsurance premiums received for that policy without interest in lieu of any other form of reinsurance benefit payable under this Agreement.

5.	Error and Oversight

5.1    If, through unintentional error, oversight, omission, or misunderstanding (collectively referred to as “errors”), Reinsurer or NML fails to comply with the terms of this Agreement and if, upon discovery of the error by either party, the other is promptly notified, each will be restored to the position it would have occupied if the error had not occurred, including the effect of the time value of money, using the 13-week U.S. Treasury Bill rate or such other rate to which the parties may agree. NML and the Reinsurer agree that all errors will be identified and corrected in an equitable manner at the earliest possible date. This provision shall apply only to errors relating to the administration of reinsurance covered by this Agreement and not to the administration of the insurance provided by NML to its insured.

5.2    If it is not possible to restore each party to the position it would have occupied but for the error, the parties will endeavor in good faith to fashion a prompt resolution to the situation created by the error that is fair and reasonable and most closely approximates the intent of the parties as evidenced by this Agreement. However, Reinsurer will not provide reinsurance for policies that do not satisfy the parameters of this Agreement. If either party discovers that NML has failed to cede reinsurance as provided in this Agreement, or failed to comply with its reporting requirements, Reinsurer may require NML to audit its records for similar errors and to take the actions necessary to avoid similar errors in the future.

6.	Offset

6.1    Any amount which either NML or Reinsurer is obligated to pay the other under this Agreement may be paid net of any amount then due and unpaid by the other under this or any other reinsurance agreement between them. This right of offset will not be affected or diminished because of the insolvency of either party.

7.	Inspection of Records

7. I    At any reasonable time during normal business hours and upon prior reasonable written notice, Reinsurer may inspect, at its own expense, at the Home Office of NML, all existing administration records of applications for policies reinsured under this Agreement and any and all records pertaining to policies reinsured under this Agreement. The parties agree that this section in no way enables the Reinsurer to inspect or copy NML’s proprietary information.

7.2    At any reasonable time during normal business hours and upon prior reasonable written notice, NML may inspect, at its own expense, at the Home Office of Reinsurer, any and all records pertaining to reinsurance under this Agreement.

8.	Insolvency of NML

8.1    In the event of the insolvency of NML, the reinsurance under this Agreement will be payable by Reinsurer directly to NML or its liquidator, receiver or statutory successor, on the basis of the liability of NML under the policy or policies reinsured, without diminution because of the insolvency of NML. It is agreed, however, that the liquidator, receiver or statutory successor of the insolvent NML shall give written notice to Reinsurer of the pendency of a claim against the insolvent NML on a policy reinsured under this Agreement within a reasonable time after such claim is filed in the insolvency proceedings and that during the pendency of such claim Reinsurer may investigate such claim and interpose, in the proceeding where such claim is to be adjudicated, any defense which they or it may deem available to NML or its liquidator, receiver or statutory successor. The expense thus incurred by Reinsurer or shall be chargeable, subject to court approval, against the insolvent NML as part of the expense of liquidation or receivership to the extent that any benefit accrues to the insolvent NML as a result of the defense undertaken by the Reinsurer.

9.	Arbitration

9.1    The parties agree to act in all dealings with the highest good faith; however, if NML and Reinsurer, or any of them, cannot mutually resolve a dispute which arises out of, or relates to this Agreement, the dispute shall be decided through final and binding arbitration in accordance with the Arbitration Rules attached as Exhibit C. The parties agree that the threshold question of whether an issue is arbitrable shall be decided by the arbitrators, not a court, and said question shall also be subject to the final and binding arbitration provisions set forth in this Agreement. The arbitrators shall base their decision on the terms and conditions of this Agreement, and on applicable law, but may also refer, as necessary to decide the matter, to the course of dealings between the parties and the customs and practices of the insurance and reinsurance industries. Notwithstanding the foregoing, this section shall not apply to any action in which one party seeks injunctive relief or any other form of equitable remedy.

9.2    The parties intend this article to be enforceable in accordance with the Federal Arbitration Act (9 U.S.C. §§ 1 et seq.), including amendments and successors to that Act. In the event that any party to a dispute refuses to submit to arbitration as required by Section 9.1, the other party to the dispute may request the United States District Court for the Eastern District of Wisconsin to compel arbitration in accordance with the Federal Arbitration Act. NML and Reinsurer hereby consent to the jurisdiction of such court to enforce this Section 9 and to confirm and enforce the performance of any arbitration award obtained hereunder.

9.3    In any dispute between NML and Reinsurer which involves more than one reinsurance agreement between NML and Reinsurer, the parties agree that the arbitration provision in the reinsurance agreement with the most recent effective date shall govern the arbitration.

9.4    Notwithstanding anything in this Agreement to the contrary, however, Reinsurer may not require arbitration of a dispute under this Agreement if NML has been made the subject of delinquency proceedings under Chapter 645 of the Wisconsin Statutes.

10.	Premium Taxes

10.1    Reinsurer will not reimburse NML for premium taxes.

11.	Changes in Circumstances of Reinsurer

11.1    In view of the importance of financially sound reinsurers to the financial security of NML’s policyholders, NML and Reinsurer agree to the information, security, transfer of risk, and other provisions set forth in attached Exhibit E, Changes in Circumstances of Reinsurer.

12.	Choice of Law

12.1    This Agreement shall be construed in accordance with and shall be governed by the laws of the State of Wisconsin, without giving effect to the choice-of-law principles of such state.

13.	Assignment and Transfer

13.1    This Agreement may not be assigned or transferred by NML without the prior written consent of Reinsurer; and this Agreement, any rights or duties under this Agreement, or any reinsurance under this Agreement may not be sold, assigned, or transferred in any manner by Reinsurer without the prior written consent of NML. Included among the transfers prohibited by this provision are bulk transfers of the reinsurance under this Agreement without NML’s prior consent, but this provision shall not be interpreted to prohibit retrocessions made in the ordinary course of business by Reinsurer, it being understood that all retrocessions are governed by Exhibit E.

14.	Publication Prohibited

14.1    Reinsurer shall not publish (whether orally or in writing) or otherwise use their reinsurance relationships with NML in connection with their insurance operations, if any; provided, however, that Reinsurer may disclose their reinsurance relationships with NML, and facts pertinent thereto, to regulatory authorities and in material filed with regulatory authorities as required by law.

15.	Severability

15.1    If any provision of this Agreement is found by a court of competent jurisdiction to violate any applicable law, statute, or regulation, such provision shall be deemed void and unenforceable. However, the parties shall abide by the remainder of this Agreement in accordance with its terms.

15.2    If the operation of any provision of Exhibit E of this Agreement is determined, by any regulatory authority having jurisdiction, to foreclose NML from taking credit on its annual statement for reinsurance ceded under this Agreement, NML may at its election declare such provision to be null and void as to one or more Reinsurer, whereupon it shall be so, the parties to abide by the remainder of this Agreement in accordance with its terms.

16.	Execution, Duration, and Termination of Agreement

16.1    This Agreement shall become effective for applications signed on or after March 31, 2013 and will continue indefinitely. It may be amended at any time as to all parties upon written agreement of all parties; it may be amended at any time as to NML and any Reinsurer upon written agreement, in the form of an amendment or addendum signed by NML and the Reinsurer. In addition to termination rights afforded by Exhibit E, this Agreement may be terminated, for purposes of new business only, upon one hundred twenty (120) days prior written notice to NML, by Reinsurer; and it may be terminated by NML, upon one hundred twenty (120) days prior written notice to the Reinsurer; however, termination by NML or Reinsurer under this Section 16.1, but not Exhibit E, may not occur sooner than September 30, 2014. In any case of termination under this Section 16.1, however, the Reinsurer shall continue to accept reinsurance during the notice period, and shall remain liable on all existing reinsurance effected under this Agreement, in accordance with this Agreement, until such existing reinsurance under this Agreement ceases.

17.	Entire Agreement

17.1    This Agreement, including the Exhibits constitutes the entire agreement between NML and Reinsurer with respect to the business that is the subject of this Agreement, and there are no understandings between the parties with respect to the business reinsured under this Agreement, other than as expressed in this Agreement. NML and Reinsurer acknowledge that all information shared between the parties related to this Agreement is subject to any applicable confidentiality agreement separately entered into by the parties. Any change or modification to this Agreement will be null and void unless made by amendment to this Agreement and signed by all parties, except as otherwise provided herein.

17.2    Other than the possibility of routine claim disputes, NML and Reinsurer acknowledge and agree that, based upon facts known as of the date this Agreement is signed, there is no existing dispute or disagreement regarding this or any other reinsurance agreement between them.

17.3    The parties have negotiated this Agreement and agree that it should not be construed against either party as the drafter of this Agreement.

18.	Compliance

18.1    This Agreement applies only to the issuance of insurance by NML in a jurisdiction in which it is properly licensed.

18.2    NML and the Reinsurer represent that, to the best of their knowledge, they are in compliance with all state and federal laws and regulations applicable to the business reinsured under this Agreement. In the event that either party is found to be in non-compliance with any such law or regulation, the Agreement will remain in effect and the parties will seek to remedy the non-compliance and will indemnify each other for any direct loss suffered as a result of the non-compliance.

19.	Waiver

19.1    Either party may choose not to enforce or insist upon the strict adherence to any provision or right under this Agreement. If either party so elects, it will not be considered to be a permanent waiver of such provision nor in any way affect the validity of this Agreement. The applicable party will still have the right to insist upon the strict adherence to that provision or any other provision of this Agreement in the future. Any waiver of provisions by a party under this Agreement must be in writing and signed by a duly authorized representative of the party.

20.	Anti-Money Laundering

20.1    NML has established and will maintain policies and procedures to comply with applicable laws and regulations relating to anti-money laundering and anti-terrorism financing activities including, without limitation, the U.S.A. Patriot Act, the lists promulgated or maintained by the United States Department of Treasury naming specially designated nationals or blocked persons, and any other laws, regulations, executive orders or similar actions that impose sanctions or prohibit or restrict transactions or relations with designated persons, entities, organizations or governments.

21.	DAC Tax.

21.1    NML and Reinsurer represent and warrant that it is subject to taxation under subchapter L or subpart F of part III of subchapter N of Chapter 1 of the Internal Revenue Code of 1986, as amended (the “Code”).

21.2    NML and Reinsurer (for purposes of this section each, singularly, a “party” and collectively, the “parties”) agree and elect as follows pursuant to Section 1.848-2 (g)(8) of the Income Tax Regulations issued December 29, 1992 under Section 848 of the Code (“Regulations”):

21.2.1    The party with a positive net consideration for the Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to the Agreement without regard to the general deductions limitation of Section 848 (c)(1) of the Code.

21.2.2    For purposes of this section, “consideration” shall be determined in accordance with Section 1.848-2(:t) of the Regulations.

21.2.3    The parties agree to exchange information pertaining to the amount of net consideration under the Agreement to effect this election and to ensure consistency in the computation of net consideration.

21.2.4    NML will submit a Schedule to Reinsurer by April 1 of each year of its calculation of the net consideration under the Agreement for the preceding calendar year.

Reinsurer may contest the calculation of net consideration by submitting an alternative to NML in writing within sixty (60) days of receipt of the Schedule. If Reinsurer does not do so, the amounts shown on the Schedule shall be presumed, conclusively, to be correct. If Reinsurer does contest the calculation of net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of submission by Reinsurer, of this alternative calculation. Each party shall then report the amount agreed upon on its respective tax return for the preceding calendar year.

21.2.5    This election shall be effective for all taxable years for which the Agreement remains in effect.

22.	Confidentiality

22.1    NML and Reinsurer agree that the separate confidentiality agreements they have executed apply to business reinsured under this Agreement.

23.	Representations and Warranties

23.1    Each party represents and warrants to the other party that it is solvent on a statutory basis in all states in which it does business or is licensed. Each party will promptly notify the other if it is subsequently financially impaired.

23.2    The parties agree that this Agreement is entered into with the understanding that the principles of good faith traditional to reinsurance shall be adhered to in the formation and performance of this Agreement and shall govern the parties’ rights and obligations. This Agreement is entered into in reliance of the utmost good faith of the parties, including, for example, their warranties, representations and disclosures.

23.3    NML affirms that it has and will continue to disclose all matters material to this Agreement. Examples of such matters are a material change in underwriting, claims or issue practices or philosophy, or a change in NML’s ownership or control.

(Signature Page Follows)

This Agreement is executed in duplicate by NML and Reinsurer by their respective officers duly authorized to do so on the date below.

NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY	RGA REINSURANCE COMPANY